UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 02 September 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
NOTIFICATION IN TERMS OF SECTION 122(3)(b) OF THE COMPANIES ACT AND
PARAGRAPH 3.83(b) OF THE JSE LISTINGS REQUIREMENTS

In accordance with section 122(3)(b) of the Companies Act 71 of 2008
(“the Act”) and paragraph 3.83(b) of the JSE Limited Listings
Requirements, shareholders are hereby advised that Harmony has received formal notification that clients of Allan Gray Proprietary
Limited (“Allan Gray”) have, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by Allan Gray’s clients now amounts to 10.1113% of the total issued shares of the Company.
Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Take Over Regulation Panel.
For more details contact:
Henrika Basterfield
Investor Relations Manager
On +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T: +27 (0)11 411 2000
www.harmony.co.za
2 September 2013
Sponsor:
J P Morgan Equities South Africa(Pty)Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 02, 2013
Harmony Gold Mining Company Limited
By:     /s/ FrankAbbott

Name: Frank Abbott
Title: Financial Director